SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: July 6, 2015

List of materials

Documents attached hereto:

i) Press release announcing: Determination of Conversion Price Formula for Convertible Bond with Stock Acquisition Rights

July 6, 2015

Sony Corporation

Determination of Conversion Price Formula for Convertible Bond with Stock Acquisition Rights

Sony Corporation has determined the conversion price formula for its 130% callable unsecured convertible bonds with stock acquisition rights (6th series) (with an inter-bond pari passu clause), the issuance of which was announced on June 30, 2015 (the “Convertible Bonds”, the bond portion of which is referred to as the “Bonds” and the stock acquisition right portion of which is referred to as the “Stock Acquisition Rights”).

1. The conversion price (the “Conversion Price”) to be used to determine the number of shares of Sony Corporation’s common stock to be issued upon exercise of the Stock Acquisition Rights

The Conversion Price initially will be determined by taking market demand and other factors into account, in accordance with the method stated in Article 25 of the Regulations concerning Underwriting of Securities, etc. of the Japan Securities Dealers Association, and multiplying the closing price of the shares of Sony Corporation’s common stock in regular transactions on the Tokyo Stock Exchange, Inc. on a date between Monday, July 13, 2015 and Wednesday, July 15, 2015 (the “Conversion Pricing Date”) (or if no sales take place on the Tokyo Stock Exchange, Inc. on such date, the closing price at which the sale of shares is effected on the Tokyo Stock Exchange, Inc. on the immediately preceding trading day) by a percentage determined on the same date within the range of 137 – 142%. (If the amount generated as a result of the calculation exceeds 5,000 yen, any fraction less than one yen will be rounded up to the nearest one yen, and if the amount generated as a result of the calculation is equal to or less than 5,000 yen, any fraction less than 0.5 yen will be rounded up to the nearest 0.5 yen in units of 0.5.) If the Conversion Price determined as a result of the calculation above falls below 2,978.0 yen, the issuance of the Convertible Bonds will be cancelled.

2. Rationale for determining that no payment is required in exchange for the acquisition of the Stock Acquisition Rights

No payment will be required in exchange for the acquisition of the Stock Acquisition Rights, taking into consideration (i) that the Bonds and the Stock Acquisition Rights are closely interrelated, as a result of (x) the Stock Acquisition Rights being incorporated into the Convertible Bonds and not being separately transferable and (y) the Bonds being contributed upon the exercise of the Stock Acquisition Rights, and (ii) the theoretical economic value of the Stock Acquisition Rights and the economic value obtainable by Sony Corporation upon issuance of the Bonds given their terms and conditions including their interest rate (0.0% per annum) and issue price.

<Reference>
Convertible Bonds (Announced on June 30, 2015)

(1) Total Amount of the Bonds	¥120 billion yen
(2) Subscription Period	The subscription period will be between the business day immediately following the Conversion Pricing Date and two business days immediately following the Conversion Pricing Date.
(3) Payment Date	The payment date shall be a day during the period from Tuesday, July 21, 2015 to Thursday, July 23, 2015, that is the fifth business day immediately following the Conversion Pricing Date.
(4) Exercise Period	From September 1, 2015 to September 28, 2022
(5) Redemption Date	September 30, 2022

End of Document

Note:  This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.